[Baker & McKenzie LLP Letterhead]
February 8, 2008
VIA EDGAR AND COURIER
H. Christopher Owings, Esq.
Assistant Director
Scott Anderegg, Esq.
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sims Group Limited
Amendment No. 1 to Registration Statement on Form F-4
Filed January 17, 2008
File No. 333-147659
Dear Mr. Owings and Mr. Anderegg:
     We refer to your letter of February 6, 2008 setting forth the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Amendment No. 1 to the Registration Statement on Form F-4 (“Amendment No. 1”) filed by Sims Group Limited (“Sims”) with the Commission on January 17, 2008 (File No. 333-147659).
     This letter and Amendment No. 2 to the Registration Statement (“Amendment No. 2”) are being filed today with the Commission via EDGAR. In addition, we are delivering via courier a hard copy of this letter together with courtesy copies of Amendment No. 2 marked to indicate changes from Amendment No. 1 as filed on January 17, 2008.
     The Staff’s comments, indicated below in bold, are followed by responses on behalf of Sims. All references to page numbers in the responses are to pages in the marked copy of Amendment No. 2. Capitalized terms used in this letter have the respective meanings provided in Amendment No. 2.
The Merger Agreement, page 62
1.	We note that you have made significant revisions in response to comment 17 in our letter dated December 28, 2007. In this regard, we note the addition of language in the third bullet point paragraph indicating that “information concerning the subject matter of such representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in Metal Management’s public disclosures.” Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make statements included in the proxy statement/prospectus not misleading.

Sims acknowledges its responsibility with respect to any such additional required disclosures.
Conditions to completion of the Merger, page 73
2.	We note your revisions in response to comment 18 in our letter dated December 28, 2007. Please state whether you will resolicit shareholders if a material condition to the merger, such as obtaining an opinion that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, is waived.

Sims confirms that it will resolicit shareholders if a material condition to the merger, such as the foregoing tax opinion, is waived. We currently do not expect that any such waiver will be required in order to complete the merger.
Overview of Sims’ Business, page 92
3.	We note your response to comment 23 in our letter dated December 28, 2007. We note your disclosure here and elsewhere that “Sims is one of the world’s largest metals recycling companies.” It appears that your statements are management’s beliefs based upon their research of selected public sources. As such, please revise to indicate that these statements are management’s beliefs.

We have revised the referenced disclosures on pages 1, 92, 94 and F-7 of Amendment No. 2 to indicate that the statements are based on the belief of Sims’s management.
Exhibit 5.1
4.	Counsel indicates that the legal opinion “has been delivered on the date hereof based on laws in effect on such date” and that it does not undertake to update the opinion. Please have counsel remove this date limitation and file a legal opinion that speaks as of the date of effectiveness of the registration statement.

We have included a revised Item 5.1 opinion with Amendment No. 2 removing the foregoing limitation and indicating that the opinion speaks of as of the effective date of the registration statement.

* * * * *
     Should you have any questions regarding this letter or the Amendment, please contact the undersigned at (312) 861-3730 or Christopher Bartoli at (312) 861-8676.

Sincerely
/s/ Craig A. Roeder
Craig A. Roeder

cc:	Frank M. Moratti
Company Secretary and General Counsel
Sims Group Limited
Sims Group House
Level 6, 41 McClaren Street
North Sydney
New South Wales 2060
Australia

E. William Bates, II
King & Spalding LLP
1185 Avenue of the Americas
New York, New York 10036

3